                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Borders Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    099709107
                                 (CUSIP Number)

                             Roy J. Katzovicz, Esq.
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                            New York, New York 10019
                                  212-813-3700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:

                             Peter G. Samuels, Esq.
                               Proskauer Rose LLP
                     1585 Broadway, New York, New York 10036
                                  212-969-3000

                                January 17, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1    Name of Reporting Person           Pershing Square Capital Management, L.P.
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                      7    Sole Voting Power                             -- 0 --
       Number of           -----------------------------------------------------
      Shares Bene-    8    Shared Voting Power                        10,597,880
     ficially Owned        -----------------------------------------------------
        by Each       9    Sole Dispositive Power                        -- 0 --
       Reporting           -----------------------------------------------------
      Person With     10   Shared Dispositive Power                   10,597,880
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
     [_]

     ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(1)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IA

--------------------------------------------------------------------------------

----------
(1)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                             PS Management GP, LLC
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                      7    Sole Voting Power                             -- 0 --
       Number of           -----------------------------------------------------
      Shares Bene-    8    Shared Voting Power                        10,597,880
     ficially Owned        -----------------------------------------------------
        by Each       9    Sole Dispositive Power                        -- 0 --
       Reporting           -----------------------------------------------------
      Person With     10   Shared Dispositive Power                   10,597,880
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [_]

     ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(2)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

----------
(2)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                            Pershing Square GP, LLC
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                      7    Sole Voting Power                             -- 0 --
       Number of           -----------------------------------------------------
      Shares Bene-    8    Shared Voting Power                         5,337,092
     ficially Owned        ----------------------------------------------------
        by Each       9    Sole Dispositive Power                        -- 0 --
       Reporting           -----------------------------------------------------
      Person With     10   Shared Dispositive Power                    5,337,092
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person      5,337,092
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [_]

     ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  9.1%(3)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IA

--------------------------------------------------------------------------------

----------
(3)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                                  William A. Ackman
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     U.S.A.

--------------------------------------------------------------------------------
       Number of     7    Sole Voting Power                              -- 0 --
      Shares Bene-        ------------------------------------------------------
     ficially Owned  8    Shared Voting Power                         10,597,880
        by Each           ------------------------------------------------------
       Reporting     9    Sole Dispositive Power                         -- 0 --
      Person With         ------------------------------------------------------
                     10   Shared Dispositive Power                    10,597,880
                          ------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [_]

     ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(4)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

----------
(4)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

     This Amendment No. 4 (this "Amendment No. 4") amends and supplements the statement on Schedule 13D, as amended to date (the "Schedule 13D"), by (i)
Pershing Square Capital Management, L.P., a Delaware limited partnership
("Pershing Square"), (ii) PS Management GP, LLC, a Delaware limited liability company ("PS Management"), (iii) Pershing Square GP, LLC, a Delaware limited liability company ("Pershing Square GP"), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons"), relating to the common stock (the "Common Stock"), of Borders Group, Inc., a
Michigan corporation (the "Issuer"). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment
No. 4.

     On January 14, 2008, the Reporting Persons filed an amended statement on
Schedule 13D (Amendment No. 3) reflecting beneficial ownership on an aggregate basis of 10,597,880 shares of Common Stock (approximately 18.0% of the outstanding shares) and total economic exposure on 14,339,180 shares
(approximately 24.4% of the outstanding shares). As of January 17, 2008, as reflected in this Amendment No. 4, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 10,597,880 shares of Common Stock
(approximately 18.0% of the outstanding shares) and total economic exposure on
15,403,343 shares (approximately 26.2% of the outstanding shares).

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is hereby supplemented, as follows:

     On January 17, 2008, Richard T. Mcguire, III, a partner of Pershing Square, was elected to the board of directors (the "Board") of the Issuer and entered into a letter agreement (the "January 17, 2008 Letter Agreement") with the
Issuer. The January 17, 2008 Letter Agreement is described in Item 6 hereof. The
January 17, 2008 Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     Item 6 is hereby supplemented by adding the following information:

     In addition to (a) the Common Stock beneficially held by the Reporting
Persons and (b) the Swaps previously reported by the Reporting Persons on the
Schedule 13D (the "Previously Reported Swaps"), on January 17, 2008, certain of the Reporting Persons entered into cash-settled total return swap agreements for the accounts of the Pershing Square Funds (the "Amendment No. 4 Swaps"). The
Amendment No. 4 Swaps constitute economic exposure to approximately 1,064,163 shares of Common Stock, have a reference price of $9.99 and expire on August 5,
2009. The Amendment No. 4 Swaps, together with the Previously Reported Swaps, constitute economic exposure to approximately 15,403,343 shares of Common Stock in the aggregate. Under the terms of the Amendment No. 4 Swaps and the
Previously Reported Swaps, (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of such Swap, plus interest, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of the Swap. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the
Amendment No. 4 Swaps and the Previously Reported Swaps will be paid to the applicable Pershing Square Fund. All balances will be cash settled at the expiration date of the Amendment No. 4 Swaps and the Previously Reported Swaps.
The Pershing Square Funds' counterparty for the Amendment No. 4 Swaps includes entities related to Citibank.

     The contracts relating to the Amendment No. 4 Swaps and the Previously
Reported Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts relating to the Amendment No. 4 Swaps and the Previously Reported Swaps or that may be held from time to time by any counterparty to the contracts.

                                        6

     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of the Common Stock, relative value of the shares of the Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.

     On January 17, 2008, the Issuer and Richard T. Mcguire, III, a partner of
Pershing Square, entered into the January 17, 2008 Letter Agreement, in connection with the appointment of Mr. Mcguire to the Board. The January 17,
2008 Letter Agreement provides that it is intended solely for the benefit of the
Issuer and contains a series of undertakings by Mr. Mcguire, Pershing Square, and the investment funds that Pershing Square advises, including the Pershing
Square Funds, which will be effective while Mr. Mcguire is a director of the
Issuer. The January 17, 2008 Letter Agreement contains undertakings, including, among other things, that relate to certain confidentiality and regulatory issues. The January 17, 2008 Letter Agreement also provides that while Mr.
Mcguire serves on the Board, and for two weeks after notice of his resignation,
Pershing Square and any of the investment funds Pershing Square advises will not cross the 20% beneficial ownership threshold with respect to the Common Stock, unless two weeks' prior notice is given to the Issuer of Pershing Square's intent to do so, and if Pershing Square and the investment funds Pershing Square advises dispose of their interests in the Common Stock such that they cease to own at least five percent of the Common Stock, Mr. Mcguire will offer his resignation to the Board. This summary of the January 17, 2008 Letter Agreement is qualified in its entirety by reference to the January 17, 2008 Letter
Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby supplemented by adding the following exhibits:

     Exhibit 99.1   Letter Agreement between Richard T. Mcguire, III and the
                    Issuer, dated January 17, 2008

     Exhibit 99.2   Trading data of the transactions in Swaps

                                        7

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 17, 2008                  PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

                                        By: PS Management GP, LLC,
                                            its General Partner

                                        By: /s/ William A. Ackman
                                            ------------------------------------
                                            William A. Ackman
                                            Managing Member

                                        PS MANAGEMENT GP, LLC

                                        By: /s/ William A. Ackman
                                            ------------------------------------
                                            William A. Ackman
                                            Managing Member

                                        PERSHING SQUARE GP, LLC

                                        By: /s/ William A. Ackman
                                            -----------------------------------
                                            William A. Ackman
                                            Managing Member

                                        /s/ William A. Ackman
                                        ----------------------------------------
                                        William A. Ackman

                                        8

                                  EXHIBIT INDEX

     Exhibit 99.1   Letter Agreement between Richard T. Mcguire, III and the
                    Issuer, dated January 17, 2008

     Exhibit 99.2   Trading data of the transactions in Swaps

                                        9